UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Enact Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Titles of Class of Securities)

29249E109

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Genworth Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 132,825,567
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 132,825,567
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 132,825,567
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 81.6% (1)
12	TYPE OF REPORTING PERSON CO

(1)

Based on 162,842,614 shares of Common Stock, par value $0.01 per share, of Enact Holdings, Inc. issued and outstanding as of November 1, 2022, as reported in Enact Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022.

Item 1(a).	Name of Issuer:

Enact Holdings, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

8325 Six Forks Road, Raleigh, North Carolina 27615

Item 2(a).	Name of Person Filing:

Genworth Holdings, Inc.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

6620 West Broad Street, Richmond, Virginia 23230

Item 2(c).	Citizenship:

Delaware

Item 2(d).	Titles of Classes of Securities:

Common Stock, par value $0.01 per share

Item 2(e).	CUSIP Number:

29249E109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership

(a)	Amount beneficially owned:

  See Item 9 of the cover page.

(b)	Percent of class:

  See Item 11 of the cover page.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Item 5 of the cover page.

(ii)	Shared power to vote or to direct the vote:

See Item 6 of the cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See Item 7 of the cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See Item 8 of the cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2023

GENWORTH HOLDINGS, INC.

By:	/s/ Daniel J. Sheehan IV
Name: Daniel J. Sheehan IV
Title: Executive Vice President and Chief Financial Officer